ASTRIS ENERGI PRESIDENT AND CEO PURCHASES SHARES
THROUGH EXERCISE OF STOCK OPTIONS

MISSISSAUGA, ONTARIO, CANADA, December 13, 2005 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), announced today that Jiri K. Nor, President and CEO exercised 150,000 stock options at a price of US$0.24 per share. Proceeds from the exercise totalled US$36,000 and will be used for general corporate purposes.

“Astris Energi is delivering fuel cell generators to prospective customers”, said Anthony Durkacz, VP of Finance. “The Company recently engaged Ardour Capital to help raise capital to fund these commercialization efforts. Although the exercise price of Jiri’s options is above the current market value of Astris Energi common shares, this underscores his dedication and belief in the value of the Company.”

About Astris Energi Inc.
Astris is a late-stage development company committed to commercializing affordable fuel cells and fuel cell generators for sale internationally. Astris commenced pilot production of its POWERSTACK™ MC250 product in 2005. Astris is the only publicly traded company in North America focused exclusively on the, economically more favourable, alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Anthony Durkacz
VP of Finance
905-608-2000
Astris Energi Inc.